UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: August 2018

Commission File Number: 333-219678

MICRO FOCUS INTERNATIONAL PLC
(Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 10-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS1

Exhibit No.	Exhibit Description
99.1	Block Listing Six Monthly Return, dated 06 August 2018

 BLOCK LISTING SIX MONTHLY RETURN
Date: 6 August 2018

Name of applicant:		Micro Focus International plc
Name of scheme:		Incentive Plan 2005
Period of return:	From:	5 February 2018	To:	4 August 2018
Balance of unallotted securities under scheme(s) from previous return:		6,379,619 Ordinary Shares of 10 pence each
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		N/A
Less: Number of securitiesissued/allotted under scheme(s) during period (see LR3.5.7G):		354,885
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		6,024,734 Ordinary Shares of 10 pence each

Name of contact:	Jane Smithard
Telephone number of contact:	01635 565200

BLOCK LISTING SIX MONTHLY RETURN

Date: 6 August 2018

Name of applicant:		Micro Focus International plc
Name of scheme:		Sharesave Plan 2006
Period of return:	From:	5 February 2018	To:	4 August 2018
Balance of unallotted securities under scheme(s) from previous return:		432,203 Ordinary Shares of 10 pence each
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		N/A
Less: Number of securitiesissued/allotted under scheme(s) during period (see LR3.5.7G):		107,577
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		324,626 Ordinary Shares of 10 pence each

Name of contact:	Jane Smithard
Telephone number of contact:	01635 565200

 BLOCK LISTING SIX MONTHLY RETURN

Date: 6 August 2018

Name of applicant:		Micro Focus International plc
Name of scheme:		Employee Stock Purchase Plan 2006
Period of return:	From:	5 February 2018	To:	4 August 2018
Balance of unallotted securities under scheme(s) from previous return:		135,722 Ordinary Shares of 10 pence each
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		N/A
Less: Number of securitiesissued/allotted under scheme(s) during period (see LR3.5.7G):		30,191
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		105,531 Ordinary Shares of 10 pence each

Name of contact:	Jane Smithard
Telephone number of contact:	01635 565200

  1  NTD: The Company must promptly file current reports on Form 6-K furnishing any of the following information:
●
material non-public information that was made public under English law;
●
information that was filed with and made public by on the London Stock Exchange on which the Company’s securities are listed; and
●
information that was distributed or required to be distributed to security holders.

Examples of information or events required to be filed on Form 6-K include: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the Company deems of material importance to security holders. See also “Micro Focus - Now You Are Public Memorandum” dated April 20, 2017 for more information.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: 06 August 2018

Micro Focus International plc

By:	/s/ Mike Phillips
Name:	Mike Phillips
Title:	Chief Financial Officer